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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3 )*

                           RenaissanceRe Holdings Ltd.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $1.00 per share
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                         (Title of Class of Securities)


                                   G7496G 10 3
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                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages


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CUSIP No. G7496G 10 3               13G                  Page 2 of 6 Pages
          ------------
1   NAME OF REPORTING PERSONS. S.S. or I.R.S IDENTIFICATION NO. OF ABOVE
    PERSONS

    The St. Paul Companies, Inc.
    385 Washington Street
    St. Paul, MN 55102            IRS# 41-0518860

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  ( )
                                                            (b)  ( )

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota Corporation

                     5      SOLE VOTING POWER
                            None

        NUMBER OF

         SHARES

      BENEFICIALLY

      OWNED BY EACH

        REPORTING

       PERSON WITH

                     6      SHARED VOTING POWER

                            The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's wholly-owned subsidiary, United States Fidelity and Guaranty Company (USF&G), beneficially owns 1,726,137 of the Issuer's common shares by virtue of USF&G's ownership of 1,726,137 shares.

                     7      SOLE DISPOSITIVE POWER
                            None

                     8 SHARED DISPOSITIVE POWER 1,726,137 shares (see remark in Item 6)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,726,137 shares (see remark in Item 6)

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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CUSIP No. G7496G 10 3               13G                      Page 3 of 6 Pages
          -------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    8.7%

12  TYPE OF REPORTING PERSON*
    HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                            Page 4 of 6 Pages

ITEM 1 (a).   NAME OF ISSUER:
              RenaissanceRe Holdings Ltd.


ITEM 1 (b).   ADDRESS OF ISSUER'S PRINCIPAL OFFICES:
              Renaissance House
              8 - 12 East Broadway
              Pembroke HM 19 Bermuda


ITEM 2 (a).   NAME OF PERSON FILING:
              The St. Paul Companies, Inc.
              (see Exhibit A)


ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              385 Washington Street
              St. Paul, MN 55102


ITEM 2 (c).   CITIZENSHIP:
              Minnesota corporation


ITEM 2 (d).   TITLE OF CLASS OF SECURITIES:
              Common Shares, par value $1.00 per share (the "Common Shares") of the Issuer


ITEM 2 (e).   CUSIP NUMBER:
              G7496G 10 3


ITEM 3.       Not Applicable


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                                                            Page 5 of 6 Pages

ITEM 4.   OWNERSHIP
    (a)   Amount Beneficially Owned:

          The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's wholly-owned subsidiary, United States Fidelity and Guaranty Company (USF&G), beneficially owns 1,726,137 of the Issuer's common shares by virtue of USF&G's ownership of 1,726,137 shares.

     (b)  Percent of Class:

          The shares reported in Item 4(a), above, constitute 8.7% of the outstanding common shares of the Issuer as of the date hereof.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:
                none

          (ii)  Shared power to vote or direct the vote:
                1,726,137 (see remark in Item 4(a) above)

          (iii) Sole power to dispose or direct the disposition:
                none

          (iv) Shared power to dispose or direct the disposition: 1,726,137 (see remark in Item 4(a) above)

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five person of the class of securities, check the following. / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable

ITEM 10.  CERTIFICATION
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                             Date: February 14, 2000


                               /BRUCE A. BACKBERG/
                              --------------------------------------------
                              Bruce A. Backberg
                              Senior Vice President


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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                             EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.